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                              April 30, 2021

       Paul Edgecliffe-Johnson
       Chief Financial Officer
       INTERCONTINENTAL HOTELS GROUP PLC
       Broadwater Park
       Denham, Buckinghamshire UB9 5HR
       United Kingdom

                                                        Re: INTERCONTINENTAL
HOTELS GROUP PLC
                                                            Form 20-F for the
year ended December 31, 2020
                                                            Filed on March 4,
2021
                                                            File No. 001-10409

       Dear Mr. Edgecliffe-Johnson:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the year ended December 31, 2020

       Other Financial Information, page 212

   1. Your computation of free cash flow appears to differ from the typical calculation of this measure (i.e., cash
flows from operations less capital expenditures). Please revise the title of your non-GAAP
measure, to avoid potential confusion with free cash flow as typically calculated, to adjusted
free cash flow or something similar. Refer to Question 102.07 of
                                                        the staff   s
Compliance & Discussion Interpretation on Non-GAAP Financial Measures for
                                                        guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Ameen
Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
 Paul Edgecliffe-Johnson
INTERCONTINENTAL HOTELS GROUP PLC
April 30, 2021
Page 2

3856 if you have any questions.



FirstName LastNamePaul Edgecliffe-Johnson Sincerely,
Comapany NameINTERCONTINENTAL HOTELS GROUP PLC
                                          Division of Corporation Finance
April 30, 2021 Page 2                     Office of Real Estate & Construction
FirstName LastName